Exhibit 10.18

AGREEMENT OF PURCHASE AND SALE

between

LAKESHORE EAST LLC,

Seller

and

STRATEGIC HOTEL FUNDING, L.L.C. ,

Purchaser

Dated as of September 26, 2006

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7.3.	Purchaser’s Acknowledgment	24

ARTICLE VIII DEFAULT; REMEDIES		24
8.1.	Seller’s Default	24
8.2.	Purchaser’s Default	25
8.3.	Recovery of Litigation Costs	25
8.4.	Post-Closing Obligations	26

ARTICLE IX CONDEMNATION AND CASUALTY		26
9.1.	Condemnation	26
9.2.	Damage or Destruction	26
9.3.	No Recision	27

ARTICLE X NON-COMPETITION AGREEMENTS		27
10.1.	Purchaser Non-Compete	27
10.2.	Seller Non-Compete	27

ARTICLE XI INTERPRETATION; MISCELLANEOUS		28
11.1.	Interpretation	28
11.2.	Assignment	28
11.3.	Broker	28
11.4.	Survival of Representations, Warranties, Indemnities and Covenants	29
11.5.	Integration; Waiver	29
11.6.	Governing Law; Waiver of Jury Trial; Consent to Jurisdiction	29
11.7.	Binding Effect	30
11.8.	Severability	30
11.9.	Notices	30
11.10.	Counterparts	31
11.11.	Estoppel Certificate	31
11.12.	Additional Agreements; Further Assurances	31
11.13.	Construction	31
11.14.	Relationship of the Parties	31
11.15.	No Recordation	31

ARTICLE XII LIST OF DEFINED TERMS		32

Exhibit A	-	Legal Description of Land
Exhibit B	-	Letter of Credit Form
Exhibit C	-	Building Design Plans
Exhibit D	-	Finish Standards
Exhibit E	-	Modified Raw Shell Specification
Exhibit F	-	Permitted Title Exceptions/Purchaser’s Title Endorsements

ii

AGREEMENT OF PURCHASE AND SALE, dated as of September 25, 2006 (this “Agreement”), between LAKESHORE EAST, LLC, an Illinois limited liability company, having an address at 303 E. Wacker Drive, Suite 2750, Chicago, Illinois 60601 (“Seller“), and STRATEGIC HOTEL FUNDING, L.L.C., a Delaware limited liability company, having an address at 77 West Wacker Drive, Suite 4600, Chicago, Illinois 60601 (“Purchaser”).

RECITALS:

1. Seller is (or will prior to commencement of construction be) the owner in fee simple of the land legally described in Exhibit A attached hereto and made a part hereof (the “Land”), known as Parcel P in Lakeshore East, Chicago, Illinois. (A list of all defined terms used in this Agreement and the Sections in which they are respectively defined is contained in Section 12 of this Agreement.)

2. Seller intends to develop the Land by constructing thereon an approximately 83-story mixed use tower (the “Building” or the “Project”), consisting of the following:

A. An air rights lot or lots (collectively, the “Hotel Parcel”) on which shall be constructed a hotel containing (i) 210 hotel suites (each, a “Hotel Suite”) containing approximately 210,811 square feet of space located on Floors 4 through 18, (ii) approximately 1,200 square feet on Level P-5, the Loading Level, (iii) approximately 8,750 square on Level P-1 for maintenance/storage service, (iv) approximately 3,635 square feet on Level L-1 for hotel lobby and services, (v) an approximately 37,580 square foot ballroom/pre-function-support area on Level L-1 and a terrace adjacent thereto containing approximately 2,500 square feet and space for related amenities and facilities (the portions of the Hotel described in clauses (i) and (iv), collectively, the “Hotel Suite Floors”); the portions of the Hotel described in clauses (ii), (iii) and (v), collectively, the “Ballroom/Lobby/Support Areas”) and (vi) other improvements, heating, electrical, plumbing, ventilating, air conditioning and other utility and mechanical systems located therein to be utilized to furnish services thereto (all of the foregoing air rights and improvements being sometimes herein referred to collectively as the “Hotel”, the utility and mechanical systems serving the Hotel and not located within the Hotel and the portions of the Project providing access to the Hotel are referred to herein as the “Hotel-Related Project Components”);

B. A parcel expected to contain approximately 486,170 gross square feet, including approximately 504 apartments, to be located on Floors 19 through 52 of the Building and certain related amenities and facilities to be located on Levels P-5 through L-3, are sometimes herein referred to as the “Apartment Parcel”;

C. A parcel expected to contain approximately 394,972 gross square feet to be located on Levels P-5 through L-1, and Floors 53 through 56 and 58 through 80, which space is intended to be built out and sold by Seller as approximately 235 residential condominium units (the “Units”) and certain related amenities and facilities, are sometimes herein referred to as the “Condominium Parcel”; sometimes referred to collectively with the Apartment Parcel as the “Residential Parcels”. Lobbies and service areas which are not included in the Hotel Parcel shall be part of the Residential Parcels;

D. A parking garage to be located on Levels P-5 through P-1 (with entrances on Level L-1) which shall contain about 1,500 spaces (the “Parking Spaces“), of which approximately 390 may be transferred for use by the nearby Building O, leaving a net of approximately 1,110 for the Building. Parking Spaces will be deeded to purchasers of the Units, with the balance of the Parking Spaces being utilized as a public parking garage, subject to the specific requirements of Section 4.3 of this Agreement; and

E. A parcel expected to contain approximately 37,894 gross square feet on Levels P-5 through P-2 and expected to be used for retail space and related facilities.

3. In furtherance of the foregoing, Seller has caused Loewenberg Architects and Studio/Gang/Architects, design architects for the Building, to prepare plans and specifications for the Project, including the Hotel Parcel, the Apartment Parcel and the Condominium Parcel, which plans and specifications as prepared to date and as further developed and modified hereafter are herein referred to, collectively, as the “Plans.” (Loewenberg Architects will be the architect of record for the Project and is referred to herein as the “Architect“.)

4. Upon completion of construction of the Hotel by Seller to the state of completion set forth in this Agreement (“Seller’s Work”), Seller desires to sell and convey to Purchaser, and Purchaser desires to purchase and accept from Seller, the Hotel, upon the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the foregoing Recitals, the mutual covenants contained herein and other good and valuable consideration, the delivery and sufficiency of which is acknowledged by Seller and Purchaser, Seller and Purchaser hereby covenant and agree as follows:

ARTICLE I

AGREEMENT TO SELL AND PURCHASE

1.1. Sale and Purchase. Upon the terms and subject to the conditions set forth in this Agreement, and in reliance upon the representations and warranties and covenants and agreements set forth herein, Seller agrees to sell and convey to Purchaser, and Purchaser agrees to purchase and accept from Seller, the Hotel.

1.2. Purchase Price. The purchase price for the Hotel is Eighty-Two Million Three Hundred Fifty Thousand One Hundred Eighty Dollars ($82,350,180), plus or minus apportionments and other adjustments provided for herein, without setoffs. The Purchase Price is allocated Sixty-Five Million Fifty Thousand Eight Hundred Eighty-Nine Dollars ($65,050,889) (“Hotel Floors Purchase Price”) to the Hotel Suite Floors and Seventeen Million Two Hundred Ninety-Nine Thousand Two Hundred Ninety-One Dollars ($17,299,291) (“Ballroom Purchase Price”) to the Ballroom/Lobby/Support Areas. (The Hotel Floors Purchase Price and Ballroom Purchase Price are referred to individually or collectively, as the context shall infer, as the “Purchase Price”.)

1.3. Earnest Money Deposits.

(a) Upon the full execution of this Agreement, Purchaser shall deposit with Seller as an earnest money deposit an Acceptable Letter of Credit in the amount of Eleven Million Dollars ($11,000,000). (The letter(s) of credit held as earnest money from time to time pursuant to this Agreement are referred to, individually or collectively, as the “Earnest Money Letter of Credit”.) On or before the later to occur of (i) the date ten (10) Business Days after Purchaser’s receipt of the Ballroom Closing Notice and (ii) the date of closing (“Construction Loan Closing”) of Seller’s loan(s) financing construction of the Project (the “Construction Loan”), Purchaser shall either cause the amount of the Earnest Money Letter of Credit previously delivered to be increased to Seventeen Million Dollars ($17,000,000) or shall deliver an additional Acceptable Letter of Credit in the amount of Six Million Dollars ($6,000,000) (the date on which such increase has been effectuated is the “First Increased Deposit Date”). On or before the later to occur of (x) the date one (1) year after Purchaser’s receipt of the Ballroom Closing Notice or (y) the first anniversary of the Construction Loan Closing, Purchaser shall either cause the Earnest Money Letter of Credit to be increased to Twenty-Three Million Dollars ($23,000,000) or shall deliver an additional Acceptable Letter of Credit in the amount of Six Million Dollars ($6,000,000) (the date on which such increase has been effectuated is the “Second Increased Deposit Date”). Purchaser shall cause each Earnest Money Letter of Credit to remain in place until Closing (except as otherwise expressly set forth herein). Upon the Ballroom Closing and payment of the Ballroom Purchase Price, the amount of the Earnest Money Letter of Credit shall be reduced to Thirteen Million Dollars ($13,000,000). The Earnest Money Letter of Credit shall be returned upon payment of the Purchase Price in full. If any Earnest Money Letter of Credit will expire in thirty (30) days or less, Seller shall have the right to draw thereon in full, in which event (unless at such time Seller has the right to retain the proceeds thereof in accordance with this Agreement) Seller shall continue to hold the proceeds thereof as a cash earnest money deposit in accordance herewith. Any such earnest money, whether in the form of an Earnest Money Letter of Credit or in the form of cash, is referred to herein as the “Deposit”. The Deposit shall be nonrefundable, except as herein provided.

(b) An “Acceptable Letter of Credit” shall be an irrevocable, transferable, unconditional letter of credit issued to Seller (or, if requested by Seller, to Seller’s Lender) by an issuer reasonably acceptable to Seller (and Seller’s Lender) and in the form of Exhibit B attached hereto and made a part hereof or such other form as is reasonably acceptable to the parties with a term of not less than one (1) year and including a so-called “evergreen” clause. Each such letter of credit must provide that the Letter of Credit and the proceeds thereof shall be assignable to Seller’s Lender without charge (and any charge imposed by the issuer shall be paid by Purchaser).

1.4. The Closings.

(a) The delivery of the Deeds, the payment of the Purchase Price and the delivery and payment of the other documents and amounts to be made in connection with the transfer of title contemplated by this Agreement shall take place at two separate closings (each, a “Closing”). At the “Ballroom Closing”, Purchaser shall pay to Seller the Ballroom Purchase Price and Seller shall convey the Ballroom/Lobby/Support Areas to Purchaser. At the “Hotel Floors Closing”, Purchaser shall pay to Seller the Hotel Floors Purchase Price and Seller shall convey the Hotel Suite Floors to Purchaser. The date upon which each Closing is to occur pursuant to the terms of this Section 1.4 shall be referred to herein as a “Closing Date”.

(b) The Ballroom Closing shall take place on a date specified by not less than fifteen (15) months’ prior written notice (the “Ballroom Closing Notice”) from Seller to Purchaser, provided that (x) the Ballroom Closing must occur between April 1 and July 31 of 2008 or on or after October 1, 2008 (but in no event between July 31 and October 1 of any calendar year) and (y) the Ballroom Closing shall not occur unless a Substantial Completion Certificate has been issued by the Architect for Seller’s Work for the Ballroom/Lobby/Support Areas. The Closing Date for the Ballroom Closing shall be extended as needed if a Substantial Completion Certificate for the Ballroom/Lobby/Support Areas has not been delivered by Seller to Purchaser prior to the scheduled Closing Date (provided that the Closing Date shall not be extended for Purchaser Delays), but if such extension causes the Closing Date to occur after July 31 of any calendar year, the Ballroom Closing shall be extended to January 2 of the succeeding year.

(c) The Hotel Floors Closing shall occur thirty (30) days after prior written notice from Seller to Purchaser accompanied by (or preceded by delivery of) (x) the Substantial Completion Certificate for the Hotel Suite Floors issued by the Architect and (y) a certificate of the General Contractor that the then current scheduled date for removal of the first construction hoist is not later than six (6) months after the scheduled Closing Date, provided that (i) the Hotel Floors Closing shall not occur prior to September 30, 2008 and (ii) Seller may not require that the Hotel Floors Closing occur prior to the Ballroom Closing.

(d) On each Closing Date, Purchaser shall pay to Seller the applicable portion of the Purchase Price payable at such Closing by wire transfer of immediately available federal funds to an account or accounts designated in writing by Seller prior to the Closing. Each Closing shall be held at 11:00 a.m. (local time) on the applicable Closing Date, at such place within the City of Chicago as mutually designated by the parties not less than five (5) business days prior to such Closing Date. If the date for a Closing determined in accordance herewith is not a Business Day, such Closing shall occur on the next succeeding Business Day. The term “Business Day” shall mean any day other than a Saturday or a Sunday or a day on which banking institutions in the City of Chicago are required or permitted by law to close.

(e) Not less than five (5) Business Days prior to each Closing Date, the parties shall either provide for a “New York style” closing or establish the usual form of deed and money escrow with the Title Insurer (which shall provide for “gap” coverage and immediate disbursement of funds), which shall be modified, however, so as to conform to the terms and conditions of this Agreement. Counsel for the respective parties are hereby authorized to execute the escrow trust instructions, as well as any amendments thereto. Seller and Purchaser shall each bear one-half of the costs associated with such escrow or “New York style” closing.

ARTICLE II

DESIGN AND CONSTRUCTION OF PROJECT

2.1. Plans and Specifications.

(a) Purchaser acknowledges that the Plans for the Project listed on Exhibit C attached hereto and made a part hereof (the “Building Design Plans”) have heretofore been submitted to it for its review and approval and that Purchaser has approved the Building Design Plans as suitable for the development and operation of the Hotel.

(b) As drawings and specifications for the Hotel are further developed from time to time and a construction (and building permit) set of drawings, details and specifications therefor are developed (“Final Building Plans”), Seller agrees that such drawings, details and specifications shall be submitted to Purchaser. Seller may elect to submit to Purchaser Plans as they are developed in such stages as Seller in good faith believes determines would be beneficial for review thereof. Purchaser shall have the right to approve the Final Building Plans (and any other Plans prepared hereafter) only to the extent such plans and specifications for the Hotel (and Hotel-Related Project Components) differ in any material respects in scope or quality from the Building Design Plans (“Purchaser’s Plan Approval”). Purchaser shall not have the right to disapprove Final Building Plans (or any other further development of the Building Design Plans) that is consistent with and reasonably inferable from the Building Design Plans (or from any other Plans approved by Purchaser).

(c) In no event shall Purchaser be entitled to approve changes to Project components other than the Hotel (including the Hotel-Related Project Components). Without limiting the foregoing, Seller shall be entitled to change the number of Units or apartments or otherwise modify the use or configuration of any or all of the other Project components, provided that parking must be maintained sufficient for Hotel use and in any event sufficient to satisfy the requirements of the Building Operating Agreement.

(d) Purchaser shall not unreasonably withhold or delay its approval of any Plans. If Purchaser withholds Purchaser’s Plan Approval to the Plans which Purchaser is entitled to disapprove, Purchaser shall provide to Seller, within fifteen (15) days after its receipt of the applicable draft or version of such drawings, details and specifications, written notice (“Purchaser’s Plan Approval Rejection Notice”) of its decision to withhold Purchaser’s Plan Approval, together with its reasons therefor (in reasonable detail and in writing) and with a description of proposed changes thereto in order to obtain Purchaser’s Plan Approval, and Seller and Purchaser shall cooperate with one another and act in good faith in determining as soon as reasonably possible whether and, if so, to what extent to incorporate such changes into the Final Building Plans. If Purchaser fails to provide Seller with Purchaser’s Plan Approval Rejection Notice within the above review period and does not approve thereafter within five (5) days after request by Seller, then Purchaser shall be deemed to have given Purchaser’s Plan Approval with respect to the matters or items in question.

(e) Purchaser may request changes (in addition to Purchaser’s Plan Approval, which is governed by the preceding paragraph) to the proposed Plans for the Hotel within the general scope and design set forth in the Plans. Any such changes shall be considered and either accepted or rejected by Seller in good faith and in the exercise of reasonable discretion. Upon request by Purchaser, Seller shall provide information as to the cost of a change. If, individually or collectively, Purchaser requests material changes to the Plans which are accepted by Seller, as aforesaid, the Purchase Price shall be increased or decreased to reflect the cost (or reduction in cost) to Seller of such changes. (The costs payable by Purchaser in connection with any change requested by Purchaser to Seller’s Work shall include, without limitation, design, architectural and engineering costs.) The cost to Seller of any change increasing the cost of Seller’s Work shall include a markup for overhead of ten percent (10%). Seller may, at its option, require Purchaser to pay for such cost increases ordered by Purchaser before performing such work. (Seller agrees not to request such advance payment for changes until such changes aggregate more than $100,000.) Seller shall in no event be obligated to accept any requested changes which would delay or complicate construction. The Final Building Plans shall also be deemed to include mutually agreed upon details and any modifications thereof agreed to by Seller and Purchaser in writing.

(f) Once approved (or deemed approved) to the extent Purchaser’s Plan Approval is required, Seller shall not amend the Final Building Plans in any manner which will materially adversely affect the Hotel (or Hotel-Related Project Components) without the consent of Purchaser, which consent shall be given or withheld in Purchaser’s reasonable discretion and Purchaser’s Plan Approval shall be subject to the procedures and requirements set forth in Section 2.1(d). With respect to any other material amendments to the Final Building Plans which would materially affect the Hotel, Seller shall give Purchaser notice thereof promptly after the amendment is made and, to the extent practical, before the change is integrated into the construction. Purchaser recognizes that in constructing the Project the General Contractor will make changes from the Plans, including substituting materials. Such changes, including, without limitation, field condition changes, shall be permitted within normal construction tolerances and otherwise in accordance with the General Contract. No approval by Purchaser shall be required for changes required by governmental authorities which do not materially interfere with use of the Hotel for its intended purposes; Seller shall endeavor to notify Purchaser promptly of any such required change which is material.

(g) Seller shall additionally cause the interior of the Hotel Suites to be furnished according to the finish standards attached as Exhibit D hereto and made a part hereof (the “Finish Standards”), which consist of the standard finish package the Seller is utilizing for the Units as modified per agreement of the parties. The Finish Standards for the Hotel Suites shall be exclusive of upgrades (except as paid for by Purchaser). The ceiling heights shall be approximately 8-1/2 feet.

(h) Approval by Purchaser of Plans shall not constitute a waiver of any requirements with respect to completion of the Hotel, nor give rise to any liability by Purchaser to Seller, the General Contractor or any third party whatsoever for the adequacy, completeness or design thereof.

2.2. Construction Contracts. Seller shall furnish Purchaser with a copy of the general construction contract for Building with a general contractor selected by Seller (“General Contractor”) promptly after preparation thereof (“General Contract”). In connection with the

General Contract, the General Contract shall provide for the issuance by the General Contractor of the Hotel Construction Warranty and shall provide for the release of the General Contractor’s lien (and its subcontractors’ liens) with respect to the Hotel upon the conveyance thereof to Purchaser.

2.3. Construction.

(a) The date of commencement of construction of the Project (which shall be the date determined to be such according to the provisions of the General Contract) is the “Construction Commencement Date”. Once construction has commenced in accordance with the terms and conditions of this Agreement, Seller shall proceed diligently to complete construction of the Project in accordance with the provisions of this Agreement.

(b) With respect to the Hotel, “Seller’s Work” consists of the following: Seller shall complete the Hotel Suites in accordance with the Plans and the Finish Standards, and shall complete hotel floor common areas and all other areas of the Hotel in Modified Raw Shell Condition in accordance with the Plans. “Modified Raw Shell Condition” shall mean completion to the state set forth in the specifications set forth on Exhibit E attached hereto and made a part hereof. Seller’s Work does not include finishing beyond Modified Raw Shell Condition any part of the Hotel other than the Hotel Suites, and Purchaser acknowledges Purchaser will not be able to open or operate the Hotel without doing substantial additional work.

(c) Seller shall make reasonable efforts to cause the General Contractor to achieve Substantial Completion of Seller’s Work on or before the Scheduled Completion Date (as extended in accordance with the provisions of this Agreement). “Substantial Completion” means substantial completion of construction of the Seller’s Work with respect to the Hotel in all material respects in accordance with the Plans and in compliance with all Legal Requirements, as evidenced by a certificate of the Architect to such effect (“Substantial Completion Certificate”). At such time as Seller believes Substantial Completion of either the Hotel Suite Floors or the Ballroom/Lobby/Support Areas, as applicable, has occurred, Architect shall furnish Purchaser with a Substantial Completion Certificate with respect to the Hotel Suite Floors or Ballroom/Lobby/Support Areas, as applicable, together with a punchlist prepared by Seller’s Architect (in conjunction with Purchaser’s representative) of items required to be completed in order to achieve final completion of Seller’s Work with respect to the Hotel.

(d) The “Scheduled Completion Date” for the Project is the date thirty-three (33) months after the Construction Commencement Date. The “Outside Completion Date” is the date nine (9) months after the Scheduled Completion Date, subject to extension for Force Majeure and for Purchaser Delays. If Seller fails to cause Substantial Completion of Seller’s Work to be achieved by the Outside Completion Date, then Purchaser shall have the option at any time thereafter before Substantial Completion of Seller’s Work is achieved to notify Seller that Purchaser intends to terminate this Agreement by reason of such non-completion. Seller shall thereafter have ninety (90) days to cause Substantial Completion of Seller’s Work to occur. If Seller fails to cause Substantial Completion of Seller’s Work to occur within said cure period, Purchaser may at any time thereafter prior to achievement of Substantial Completion of Seller’s Work terminate this Agreement by written notice to Seller, in which event the Deposit shall be returned to Purchaser and the parties shall have no further liability hereunder, except for obligations which by the terms of this Agreement survive termination thereof. “Force Majeure” shall mean any delay in the completion of construction of the Hotel caused by natural disaster; fire; earthquake; unusual adverse weather conditions; floods; war; acts of terrorism; explosion; strikes; lockouts and other unusual or unforeseeable causes beyond the reasonable control of Seller, provide in no event shall Seller’s lack of funds be deemed an event of Force Majeure. “Purchaser Delays” shall mean any delays in Seller’s Work caused by changes to the Plans requested by Purchaser, Purchaser’s failure to respond timely to requests by Seller with respect to Purchaser’s approval of proposed changes to Plans or other delays caused by Purchaser.

(e) Once Substantial Completion of Seller’s Work with respect to the Hotel Suite Floors or the Ballroom/Lobby/Support Areas, as applicable, has occurred, Purchaser shall within ten (10) Business Days give to Seller a list of any additional punchlist items not contained in Seller’s Architect’s punchlist delivered to Purchaser in accordance with Section 2.3(c) above, and the parties shall act reasonably in achieving agreement on a final list of punchlist items. The Architect shall be the final arbiter of any disagreements as to punchlist items. Seller shall promptly after each Closing cause the applicable punchlist items to be performed and completed, subject to Force Majeure and to Purchaser Delays.

(f) No later than the date six (6) months after the Hotel Floors Closing (subject to Force Majeure and Purchaser Delays), Seller shall cause the Columbus Drive entrance to the Hotel lobby (and access thereto) to be clear of all construction materials and debris and suitable for safe and sightly use by Hotel patrons, provided that Seller shall not be responsible for clearing materials and debris from Purchaser’s Work or otherwise for completion of Purchaser’s Work.

(g) Within six (6) months after the Ballroom Closing, Seller shall have caused Project life safety systems (and other building systems as may be required) and emergency access and exiting to be completed to the extent needed for Purchaser to obtain a temporary certificate of occupancy for the Ballroom/Lobby/Support Areas, provided that Seller shall not be responsible for any such items included in Purchaser’s Work. Within six (6) months after the Hotel Floors Closing, Seller shall have caused Project life safety systems (and other building systems as may be required) and emergency access and exiting to be completed to the extent needed for Purchaser to obtain a temporary certificate of occupancy for the Hotel Suite Floors, provided that Seller shall not be responsible for any such items included in Purchaser’s Work. If required by the City of Chicago, prior to opening for business of the Hotel Suite Floors, Seller shall erect a protective canopy (with decorative elements) over the Hotel entrance at approximately the second floor level until completion of construction of the Project (or for such period as is required by the City of Chicago).

2.4. Inspection. Purchaser shall have the right to monitor the progress of the construction, and the quality of the construction and development of Seller’s Work. Purchaser and its representatives shall be given access to the work, as well as the reasonable cooperation of Seller’s development team and the design and construction professionals for the Project, all at Purchaser’s own risk and expense. Purchaser and its representatives shall in no event interfere with, or have authority to stop, delay or order changes in, the work. Purchaser shall promptly after discovery notify Seller of any insufficiencies or defects in Seller’s Work to permit Seller to address same.

2.5. Representatives of Purchaser. With respect to all decisions to be made with respect to the Plans and construction of the Hotel, Purchaser authorizes the following individuals to bind Purchaser by indicating their approval of the matter in question:

Individual	Title
Laurence Geller	President and CEO
Cory Warning	Director of Acquisitions and Development
Tim Taylor	Vice President, Capital Projects

Purchaser shall cause there to be at least two such authorized representatives of Purchaser at any time. The approval by any one of such individuals shall be sufficient to bind Purchaser without the approval of any other of such individuals. Purchaser may change the identity of any such authorized representative in its sole discretion effective upon Seller’s receipt of written notice from Purchaser of such change.

2.6. Purchaser’s Work. Following each Closing, Purchaser shall promptly and diligently seek to perform all work (“Purchaser’s Work”) needed to complete the Hotel Suite Floors or Ballroom/Lobby/Support Areas, as applicable, and to prepare and open the Hotel for hotel operations. All contracts for Purchaser’s Work shall specify that any lien rights thereupon shall arise solely against such portion of the Hotel as has been acquired by Purchaser. Purchaser shall cause any lien arising therefrom and attaching to Seller’s property to be removed (or insured over on Seller’s and Seller’s Lender’s title policy) within thirty (30) days after filing. Prior to the Ballroom Closing, Seller and Purchaser shall agree to a schedule for Purchaser’s Work and shall coordinate their respective remaining work to maximize usability of all components of the Project. Portions of Purchaser’s Work may be needed to be completed for Purchaser to obtain a certificate of occupancy (temporary or permanent) for the Hotel. Closing shall not be delayed if a certificate of occupancy has not been issued because of any Purchaser’s Work. Additionally, to the extent any Purchaser’s Work is needed (x) in order for Seller to obtain a certificate of occupancy (for any portion of the Project), (y) for use or operation of any other component of the Project or (z) to complete the Hotel lobby and other areas of the Hotel which are publicly visible, and Purchaser does not perform Purchaser’s Work when needed (to facilitate Seller obtaining a certificate of occupancy for any other component of the Project, for beneficial use by Seller of the balance of the Project or for such other purposes), Seller may perform such aspects of Purchaser’s Work. Purchaser shall reimburse Seller for the reasonable cost incurred by Seller in performing such portion of Purchaser’s Work or removing liens against Seller’s property which Purchaser fails to remove within ten (10) days after billing (accompanied by invoices or other reasonable evidence of cost). In the event that Purchaser does not timely reimburse Seller for such reasonable costs, interest shall accrue thereon at the prime rate (as reported in the Wall Street Journal) plus two percent (2%) per annum (the “Interest Rate”). This paragraph shall survive Closing or termination of this Agreement.

2.7. Labor Covenant.

(a) Purchaser shall comply with the following, and shall cause its contractors to comply with the following, in performing Purchaser’s Work. Purchaser shall not permit employment of unfit persons or persons not skilled in tasks assigned to them. Purchaser shall ensure that all on-site construction at the Hotel (i) shall be performed solely by contractors or sub-contractors employing craft workers represented by unions affiliated with the local and/or national Building and Construction Trades Council, AFL-CIO, and/or The Building and Construction Trades Department, AFL-CIO, and (ii) all such employment shall conform to traditional craft jurisdictions in the area (the “Labor Covenant”). If the construction of the exterior or structural portions of the improvements uses components that are fabricated off-site (e.g., EIFS or brick panel systems), the components must be fabricated in a union-signatory plant and must be delivered to the Hotel by a union-signatory transportation company. Purchaser shall include the foregoing Labor Covenant in each subcontract entered into by Purchaser and shall require that all subcontracts of any tier include the Labor Covenant. Purchaser shall be obligated to provide such evidence as Seller, Seller’s Lender or equity partners may reasonably require, from time to time during the course of any construction at the Hotel that the Labor Covenant is being fully and faithfully observed and Purchaser shall include the obligation to produce such evidence in each contract entered into by Purchaser in connection with Purchaser’s Work and shall require that each subcontractor of any tier include such obligation in each of its subcontracts. Subject to the foregoing Labor Covenant, Purchaser shall use best efforts to employ labor at the Hotel or in connection with Purchaser’s Work capable of working harmoniously with all construction trades and crafts and with any entities and individuals who may be working at the Hotel or otherwise associated with the Hotel. Purchaser shall also use best efforts to minimize the likelihood of any strike, work stoppage or other labor disturbance. Any damage, cost or delay to the Seller as a direct or indirect result of labor disputes or disturbances which are directed at the Hotel (as opposed to a labor dispute or disturbance on the entire market), shall be the sole responsibility of the Purchaser.

(b) The provisions of this Section 2.7 shall survive Closing or termination of this Agreement.

ARTICLE III

CONDITIONS TO CLOSING

3.1. Conditions to Seller’s Obligations. Seller’s obligations are conditioned on the following (as of the applicable time specified in each subparagraph below):

(a) Purchaser’s Performance. Purchaser shall have delivered to Seller within ten (10) days after the date hereof a corporate resolution authorizing Purchaser’s entry into this Agreement and consummation of the transactions contemplated herein. Purchaser shall be ready, willing and able to deliver the funds required, and all the documents to be delivered by Purchaser under this Agreement, shall have performed all other covenants, undertakings and obligations to be performed by Purchaser on or prior to such date under this Agreement, shall have satisfied all conditions required by this Agreement to be satisfied by Purchaser at such time, and the representations and warranties of Purchaser set forth in this Agreement shall be true in all material respects with the same effect as if made on and as of such date.

(b) No Legal Prohibition. As of the commencement of construction and as of Closing, no judgment, order or injunction shall be in force prohibiting Purchaser from consummating the transactions contemplated hereby.

(c) Solvency. Until Seller’s receipt of the Deposit in the full amount of $23,000,000, Seller shall not be obligated to commence construction of the Hotel for Purchaser if Purchaser is in breach of financial covenants in its corporate credit line (s) or is insolvent .

(d) Financing. Seller shall not be obligated to construct the Project unless Seller has obtained construction financing for the Project and the Construction Loan Closing shall have occurred.

3.2. Conditions to Purchaser’s Obligations to Close. Purchaser’s obligation to close the transaction described in this Agreement is conditioned on the following:

(a) Seller’s Performance. Seller shall be ready, willing and able on the Closing Date to deliver all the documents and other items required to be delivered by Seller pursuant to Section 5.1, shall have performed all other covenants, undertakings and obligations to be performed by Seller on or prior to the applicable Closing Date under this Agreement, and shall have satisfied all conditions required by this Agreement to be satisfied by Seller at or prior to the applicable Closing, and the representations and warranties of Seller set forth in this Agreement shall be true in all material respects on and as of the Closing Date with the same effect as if made on and as of such date.

(b) No Legal Prohibition. No judgment, order or injunction shall be in force prohibiting Seller from consummating the Closing or proceeding with the development of the Project contemplated hereby.

(c) Completion of Construction. Seller shall have achieved Substantial Completion of Seller’s Work with respect to the construction of the Hotel Suite Floors or Ballroom/Lobby/Support Areas, as applicable, and the Architect shall have issued the Substantial Completion Certificate with respect thereto.

(d) Insurability of Title. The Title Insurer shall be prepared to issue an ALTA Standard Form owner’s title insurance policy or marked up and binding and effective specimen policy dated such Closing Date, insuring Purchaser’s fee simple title to the Hotel Parcel (or the portion thereof being acquired at such Closing), subject only to such Schedule B exceptions to the policy as Purchaser shall approve or be deemed to approve pursuant to Section 4.4 (collectively, the “Permitted Title Exceptions”), in an amount equal to the Purchase Price. Such policy is herein referred to as the “Title Policy” and shall include extended coverage over the standard general exceptions contained therein, including insurance against any lien for labor or material furnished in connection with the Hotel Parcel (excluding any labor or materials furnished by, through or under Purchaser), and also including Purchaser’s Endorsements.

3.3. Reasonable Efforts.

(a) Reasonable Efforts. Seller and Purchaser shall each use reasonable best efforts to satisfy, as soon as reasonably practicable, each of the conditions set forth in this Article III on its part to be satisfied or performed and, upon satisfaction of each such condition, shall give the other party prompt notice thereof.

(b) Waiver. At any time or times on or before the date specified for the satisfaction of the condition or the applicable Closing Date, whichever occurs earlier, Purchaser or Seller may elect to waive in writing the benefit of any of their respective conditions set forth in Sections 3.1 or 3.2, as applicable.

3.4. Construction Condition Precedent. This agreement is subject to satisfaction of the Construction Condition Precedent on or before the date twelve (12) months after the execution hereof. In the event that the Construction Condition Precedent is not timely satisfied, either Seller or Purchaser may terminate this Agreement by written notice to the other at any time prior to satisfaction of the Construction Condition Precedent. In the event of such termination, the Deposit shall be returned to Purchaser, and neither party shall have any further liability hereunder, except for obligations which survive termination of this Agreement. The “Construction Condition Precedent” means commencement of construction of the Project has occurred. Without modifying the foregoing, Purchaser acknowledges that the Construction Condition Precedent may not be satisfied for any number of reasons, including adverse changes in financial or real estate markets or inability of Seller to pre-sell a sufficient number of Units, and Seller shall have no liability to Purchaser if the Construction Condition Precedent is not satisfied within the required period.

ARTICLE IV

COVENANTS AND AGREEMENTS

4.1. Seller Covenants. Seller shall promptly undertake the following with due diligence and in an expeditious manner, and in any event, within any time periods specifically set forth below:

(a) Governmental Approvals. Use its reasonable best efforts to obtain all permits and approvals of municipal authorities having jurisdiction for zoning and construction of the Building;

(b) Commencement of Construction. Upon the satisfaction or waiver of the conditions set forth in Sections 3.1 and Section 4.1(a) hereof, and the issuance of a building permit therefor, commence and complete the construction of the Building substantially in accordance with the Final Building Plans and in compliance with all applicable laws, codes, ordinances, rules and regulations (“Legal Requirements”), and in connection therewith, obtain and keep in full force and effect all licenses, permits and approvals required by all applicable laws, codes, ordinances, rules and regulations for the construction of the Project.

(c) Hotel Construction. Following commencement of construction, perform Seller’s Work with respect to the Hotel in accordance with the requirements of this Agreement.

(d) Parking Spaces. Construct the Parking Spaces, whether before or as soon as practical after Closing, but in any event complete an adequate number of Parking Spaces in sufficient time so that they are available to and usable by users of the Hotel (and other applicable parties) at the time of opening thereof.

(e) Vertical Subdivision. Seller shall cause (i) a vertical subdivision plat of the Building and Land to be prepared by an Illinois registered surveyor (the “Vertical Subdivision Plat”) delineating the Hotel Parcel and the Residential Parcels, creating such legal descriptions as may be necessary to consummate the transactions contemplated herein and approved in accordance with all Legal Requirements, and (ii) an update and supplement to the Title Report to include the Hotel Parcel be delivered to Purchaser. If Seller determines in its reasonable judgment that it is not feasible for the Vertical Subdivision Plat to be approved and recorded prior to Closing, Seller shall prior to Closing cause a metes and bounds survey of each applicable portion of the Hotel to be prepared, and Closing shall occur based on such legal description. In such event Seller shall deliver a Plat Act Affidavit to the Title Insurer at Closing, and it shall be a condition precedent to Purchaser’s obligation to close that the Title Insurer agrees to issue the Title Policy based on such metes and bounds description.

(f) Punchlist Items. Seller shall cause any “punchlist” items relating to the Hotel to be corrected or completed within a reasonable period of time.

(g) Hotel Warranty. At each Closing, Seller shall cause General Contractor to issue to Purchaser a separate warranty (“Hotel Construction Warranty”) with respect to the portion of the Hotel being acquired in the same form and substance as that issued by the General Contractor to Seller with respect to the balance of the Building. Without limiting the foregoing, said warranty shall obligate General Contractor to complete all punchlist work and to correct all defects in materials and workmanship for a period of not less than one (1) year after completion. So long as the Hotel Construction Warranty is delivered, Seller shall have no liability to Purchaser for defects in materials or workmanship in connection with the construction of the Hotel. Seller shall cooperate with Purchaser’s enforcement of the Hotel Construction Warranty.

4.2. Purchaser’s Covenants with respect to Seller’s Loan. This Agreement may be collaterally assigned by Seller to Seller’s construction lender or lenders (collectively, “Seller’s Lender”) as security for the Construction Loan, and Seller’s Lender shall be entitled to succeed to the interest of Seller hereunder. At Construction Loan Closing, Seller, Purchaser and Seller’s Lender shall enter into a tri-party agreement in such form and substance as is reasonably required by Seller’s Lender. The tri-party agreement shall provide, among other things, (i) for the payment of the Purchase Price to Seller’s Lender to be applied to the Construction Loan, (ii) for the simultaneous release of the Hotel from the mortgage and other security interests securing the Construction Loan, (iii) for Purchaser’s approval (to the extent required) of title, survey, plans and specifications, the Building Operating Agreement and other items susceptible of approval by Purchaser at the time of entry into the tri-party agreement and (iv) for Seller’s Lender to have reasonable notice and cure rights with respect to this Agreement. Purchaser shall (without material additional costs or exposure to Purchaser) cooperate with Seller in Seller’s efforts to satisfy the requirements of Seller’s Lender in order to close the Construction Loan. To the extent Seller’s Lender requires changes to this Agreement to permit financing of the Project, Purchaser shall agree to such changes if they do not materially adversely affect Purchaser and shall otherwise not unreasonably withhold or delay its approval of required changes.

4.3. Building Operating Agreement; Parking.

(a) Seller and Purchaser will undertake, with due diligence and in an expeditious and good faith manner within sixty (60) days after the date hereof (and in any event concluding prior to Construction Loan Closing), to prepare and negotiate, the terms and conditions of a Declaration of Covenants, Conditions, Restrictions, and Easements covering the Building and the Land and including appropriate and reasonable allocations of common costs, including maintenance of common facilities (such as master antenna, satellite and/or cable system, loading docks and parking), mechanisms for dispute resolution, mutual support, access and other customary easements, and customary covenants, conditions and restrictions (the “Building Operating Agreement”), provided that, among other things, the owner of the Apartment Parcel shall have primary control over (with certain appurtenant responsibilities for) common facilities and sole development rights and rewards with respect to the roof of the Building, subject to reasonable limitations on development to be negotiated and included in the Building Operating Agreement. The Building Operating Agreement shall provide for access to and maintenance of the pedway (with fifty percent (50%) of such maintenance costs to be paid by Purchaser), subject to the rights of and requirements of the City of Chicago. Seller reserves the right to dedicate the pedway and other improvements to the City of Chicago or other governmental authorities. The Building Operating Agreement shall provide for the prompt removal or insuring over of any mechanic’s lien arising from work contracted for by any one owner and attaching to property owned by another owner and for the right of a non-defaulting owner to remove a lien arising from work contracted for by a defaulting owner. The Building Operating Agreement shall also provide for the payment of real estate taxes until such real estate taxes are separately assessed to each component of the Project (in a manner consistent with Article VI hereof) and shall provide that in the event of a default by a party in paying its specified share of the real estate taxes and the payment of such taxes by another party, the paying party shall have a lien against the defaulting party’s component of the Project.

(b) The Building Operating Agreement will grant to Purchaser an easement for non-exclusive use of not less than seventy-two (72) (subject to increase as set forth below) Parking Spaces in the public parking garage (collectively, the “Hotel Spaces”). The Hotel Parking Spaces shall not be specifically reserved or physically separated spaces. Users of the Hotel Spaces shall be obligated to pay daily or monthly parking fees at standard garage rates. Forty seven (47) additional Parking Spaces shall remain available (i.e. not be deeded or granted by easement to another party) to be added to the Hotel Spaces in the event of conversion of the Hotel to residential use.

4.4. Title and Survey.

(a) Preliminary Title Report and Survey. Seller has delivered to Purchaser (i) a commitment for an ALTA Owner’s Policy of Title Insurance (“Title Policy”) from First American Title Insurance Company (“Title Insurer”) with respect to the Land, together with complete, accurate and legible copies of the underlying documents relating to the Schedule B exceptions set forth in such report, if any (collectively, the “Title Report”), and (ii) the last available survey of the Land prepared in accordance with the next current ALTA/ACSM Survey Standards (“Survey”). The process for reviewing the Title Report and the Survey shall be as follows:

(i) Within thirty (30) days after the date of this Agreement (together, “Title Review Period”), Purchaser shall give Seller notice of Purchaser’s disapproval of any matters shown in the Title Report or the Survey (“Purchaser’s Title Notice”) and Purchaser shall give the Title Insurer a list of its requested endorsements to the Title Policy (collectively, “Purchaser’s Endorsements”). (Purchaser has given the Title Insurer the list of Purchaser’s Endorsements and Purchaser’s Endorsements are agreed to be the endorsements identified on Exhibit F attached hereto and made a part hereof.) The failure of Purchaser to give Purchaser’s Title Notice on or before the end of the Title Review Period shall be conclusively deemed to constitute Purchaser’s approval of the condition of title to the Land and of the Survey and any exceptions or defects shown shall be deemed “Permitted Title Exceptions” for all purposes of this Agreement. A list of exceptions of which Purchaser is currently aware and has received copies of and which in any event shall be Permitted Title Exceptions is attached as Exhibit F to this Agreement and made a part hereof. As the Permitted Title Exceptions are updated in accordance with this Agreement, the parties may elect to attach an updated list of Permitted Title Exceptions.

(ii) If Purchaser disapproves in writing any matter of title shown in the Title Report or Survey that relates to or affects, or in the future could reasonably relate to or affect, the Hotel Parcel within the Title Review Period, then Seller may, but (except as provided below in this clause (ii)) shall have no obligation to, within 10 Business Days after its receipt of Purchaser’s Title Notice (“Seller’s Election Period”), elect to eliminate or insure over to Purchaser’s reasonable satisfaction the disapproved title matters by giving Purchaser written notice (“Seller’s Title Notice”) of those disapproved title matters, if any, which Seller agrees to so eliminate or insure over by the Closing Date; provided, that (x) Seller shall be obligated to eliminate or insure over at Closing to Purchaser’s reasonable satisfaction all monetary liens or encumbrances of an ascertainable amount created by Seller which encumber the Hotel Parcel upon Closing and (y) Seller shall be obligated to remove or cause the Title Insurer to remove or insure over at Closing involuntary liens aggregating up to One Million Dollars ($1,000,000).

(iii) Subject to the exception set forth in clause (ii) above, if Seller does not elect to so eliminate or insure over all disapproved title matters, or if Purchaser disapproves Seller’s Title Notice, or if Seller fails to timely deliver Seller’s Title Notice, or if the Title Insurer refuses to commit to issue at Closing Purchaser’s Endorsements (subject to customary conditions and requirements relating thereto which Purchaser has the ability to satisfy or, absent such ability, which Seller agrees to satisfy [provided that Seller has no obligation to do so]), then Purchaser shall have the right, upon delivery to Seller (on or before five (5) Business Days following the expiration of Seller’s Election Period) of a written notice, to either: (A) waive its prior disapproval, in which event said disapproved matters shall be deemed unconditionally approved and Permitted Title Exceptions; or (B) terminate this Agreement. Failure to take either one of the actions described in (A) and (B) above shall be deemed to be Purchaser’s election to take the action described in (A) above.

(iv) If, in Seller’s Title Notice, Seller has agreed to either eliminate or insure over to Purchaser’s reasonable satisfaction by the Closing Date certain disapproved title matters described in Purchaser’s Title Notice or if Seller agrees to satisfy a condition or requirement necessary to issue a Purchaser’s Endorsement, but Seller is unable to do so at Closing, then Purchaser may terminate this Agreement.

(v) In the event this Agreement is terminated by Purchaser pursuant to the provisions of Section 4.4, the Deposit shall be returned and neither party shall have any further rights or obligations hereunder, except as may be otherwise expressly provided herein.

(b) Seller to Remove Certain Liens. At each Closing, Seller shall cause the Title Insurer to delete or insure over (to Purchaser’s reasonable satisfaction) any exception to title relating to the portion of the Hotel Parcel being acquired that (i) Seller agreed to eliminate or insure over in Seller’s Title Notice, (ii) by its terms, constitutes a lien to secure the repayment of borrowed indebtedness by Seller and may be removed or satisfied by the payment of a liquidated sum of money, including any liens existing pursuant to the terms of any Construction Loan Seller obtains for the purpose of constructing the Project, or (iii) Seller is obligated to eliminate pursuant to Section 4.4(a)(ii) (“Voluntary Liens”).

(c) Seller’s Obligation to Cure Objections and Other Matters. If at any time after Permitted Title Exceptions have been approved or deemed approved by Purchaser pursuant to clause (a) above and prior to Closing there shall arise any exception to title or any survey defect first disclosed in any updated title report or updated survey, Seller shall promptly notify Purchaser and Purchaser shall then have ten (10) Business Days in which to either (A) object in writing to such exception or defect (“Objection”), or (B) accept such exception or defect in which event it shall be deemed a Permitted Title Exception. If Purchaser makes an Objection, the procedures set forth in clauses (a)(ii)-(v) shall apply. If Purchaser fails to notify Seller of an Objection within said ten (10) Business Day period, the exception or defect in question shall be deemed approved and shall constitute a Permitted Title Exception. In no event shall Seller be obligated to remove or insure over any mechanics’ liens or mechanics’ lien exception prior to Closing.

(d) New Permitted Title Exceptions. Notwithstanding anything to the contrary herein contained, from time to time hereafter, Seller may elect to record against the Land easements or dedications to utilities or governmental authorities and additional title exceptions of a similar nature reasonably required or desirable in connection with the development of the Project or the development of adjacent parcels in the Lakeshore East development. Such additional title exceptions may include utility easements, plats (including the Vertical Subdivision Plat), modifications to existing title exceptions and other similar recorded documents. Seller shall endeavor to deliver new title exceptions to Purchaser for comment prior to execution thereof but so long as any such documents are reasonably required for such purposes and do not materially adversely affect the Hotel Parcel, such document shall constitute an additional Permitted Title Exception without Purchaser’s express approval and Purchaser shall not be entitled to issue an Objection thereto.

(e) Adjournment of Closing to Cure Title Exceptions. If there are Objections raised less than ninety (90) days prior to a Closing, the provisions of Section 4.4 above shall apply, and Seller, by notice to Purchaser, shall be entitled to a reasonable adjournment of the applicable Closing Date (but not beyond such ninety (90) days) to attempt to do so.

(f) Legal Description. If the Hotel is to be conveyed to Purchaser by a metes and bounds legal description (prior to completion of the Vertical Subdivision Plat), Seller shall provide such legal description and survey of the Hotel Parcel showing the metes and bounds of the Hotel as soon as prepared and in any event not less than fifteen (15) days prior to the first Closing to occur. Such survey shall be sufficient to cause the Title Insurer to issue the Title Policy in the form required hereby.

4.5. Insurance. Prior to commencement of construction of the Building, Seller shall obtain and cause to be kept in full force and effect through the Closing “builder’s risk” property insurance protecting the Project from damage, loss or injury by fire, the perils contemplated by the standard builder’s risk insurance.

4.6. Environmental Reports. Seller has offered to make available to Purchaser for Purchaser’s review prior to execution of this Agreement the most recent environmental reports obtained by Seller prior to execution hereof (“Existing Environmental Reports”). Seller shall cooperate with Purchaser with respect to Purchaser obtaining (at its own expense) updates or reliance letters as described by Purchaser or Purchaser’s lender. Seller is not warranting to Purchaser the environmental condition of the Land and releases Seller from any liability or claim with respect to the environmental condition of the Land, provide that Purchaser does not release Seller of any legal rights Purchaser may have to indemnification or contribution with respect to any action brought against Purchaser by a third party.

4.7. Impairment of Conditions. Neither party to this Agreement shall take an affirmative act that shall impair or prevent the satisfaction of any condition to the Closing or that shall cause any representation or warranty to become untrue, unless such action is expressly authorized by this Agreement.

ARTICLE V

DELIVERIES AT CLOSING

5.1. Deliveries by Seller. At each Closing, Seller shall deliver or cause to be delivered to Purchaser the following documents, instruments and other items, all of which shall be in form and substance reasonably satisfactory to Purchaser:

(a) Deed. A special warranty deed (the “Deed”) duly executed and acknowledged by Seller. Such Deed shall convey the Hotel Suite Floors or Ballroom/Lobby/Support Areas, as applicable, to Purchaser, subject only to the Permitted Title Exceptions and to claims by, through or under Purchaser.

(b) Bill of Sale. A bill of sale, conveying any personalty owned by Seller included in the applicable portion of the Hotel being acquired at such Closing, duly executed by Seller in favor of Purchaser, without any warranty, except that the conveyed personalty is free of claim by, through or under Seller.

(c) Transfer Tax Returns and Payments. Originals of any required real estate transfer tax declarations or any other similar documentation imposed by the State of Illinois, Cook County and City of Chicago on the transaction contemplated hereby, executed by Seller, together with amounts equal to the transfer taxes imposed by the State of Illinois and Cook County on such transaction.

(d) Construction Warranties. Issuance of the Hotel Construction Warranty for the applicable portion of the Hotel being acquired at such Closing.

(e) FIRPTA Affidavit executed by Seller and acknowledged.

(f) Certificate as to Authority. A certificate of Seller, duly certified by the members of Seller, certifying to the authority on behalf of Seller of the persons executing this Agreement, the Deed and the other documents executed by the Seller and delivered at or prior to the Closing.

(g) Certificate of Seller Regarding Representations executed by Seller consistent with the provisions of Section 7.1.

(h) Title Affidavit. An affidavit and a gap undertaking of Seller in the form customarily required by the Title Insurer in order to issue the Title Policy.

(i) Lien Searches. Uniform Commercial Code lien search and judgment and tax lien searches in the County of Cook and in the office of the Secretary of State of Illinois, with respect to the Land, Building and Seller dated no more than thirty (30) days prior to the Closing Date showing no liens against the applicable portion of the Hotel being acquired at such Closing (except for those to be released at Closing).

(j) Building Operating Agreement. If not previously recorded, counterparts, in recordable form, of the Building Operating Agreement executed by Seller, including the consent of Seller’s Lender and its agreement to subordinate the lien of its mortgage to the Building Operating Agreement.

(k) Title Policy. The Title Policy provided for in Section 4.4.

(l) Plat Act Affidavit. If the Vertical Subdivision Plat has not been recorded, Seller shall furnish a Plat Act Affidavit to the effect that the Vertical Subdivision Plat is not required for recording of the Deed.

(m) Other Items. Such other documents and instruments as may be required to be delivered hereunder by Seller at or prior to the Closing.

5.2. Deliveries by Purchaser. At each Closing, Purchaser shall deliver or cause to be delivered to Seller the following documents, instruments and other items, all of which shall be in form and substance reasonably satisfactory to Seller:

(a) Amount Payable at the Closing. The amount payable at such Closing in accordance with Section 1.2, as the same may be adjusted in accordance with the terms hereof;

(b) Transfer Tax Returns and Payment. Copies of any required real estate transfer tax declarations executed by Purchaser or any other similar documentation imposed by the State of Illinois, County of Cook or City of Chicago on the transaction contemplated hereby, together with an amount equal to the transfer tax imposed by the City of Chicago in connection with such transaction;

(c) Building Operating Agreement. If not previously recorded, counterparts, in recordable form, of the Building Operating Agreement executed by Purchaser, including the consent of Purchaser’s lender thereto and its agreement to subordinate the lien of its mortgage to the Building Operating Agreement.

(d) Certificate Regarding Purchaser’s Representations executed by Purchaser consistent with the provisions of Section 7.2.

(e) Other Items. Such other documents and instruments required to be delivered hereunder by Purchaser at or prior to the Closing.

ARTICLE VI

APPORTIONMENTS AND CLOSING COSTS

6.1. Items of Apportionment. The following items shall be apportioned between Seller and Purchaser as of each Closing Date and with respect to the applicable portion of the Hotel being conveyed on such Closing Date:

(a) Property Taxes and Assessments.

(i) General real estate taxes.

(A) Seller and Purchaser acknowledge that general real estate taxes for the Hotel Parcel for the year in which Closing occurs (and for prior years) shall be assessed together with general real estate taxes for the balance of the Building and the Land. As soon as reasonably practical after the Closing Date, the parties shall file all necessary applications and documents with the Cook County Assessor for a tax division to separate the Hotel Parcel. The parties shall cooperate with each other in obtaining such tax division.

(B) At Closing, there shall be no proration for real estate taxes. General real estate taxes assessed for all years prior to the year in which Closing occurs shall be paid by Seller before such real estate taxes become delinquent. Upon receipt of the real estate tax bill for the first installment of real estate taxes assessed for the year in which the Closing occurs, Seller shall promptly provide a copy of such bill to Purchaser together with a calculation of the portion of such bill allocable to the Hotel Parcel, as reasonably determined by Seller, i.e., based upon a method of allocating such taxes mutually agreed upon by the parties prior thereto that attempts to equitably allocate taxes between the Hotel and Residential Parcels based upon the best information available to the parties on the date such allocations are made (including, without limitation, any information available from the assessor’s office), but, absent such mutual agreement, then pro-rata, based upon the gross square feet in the Hotel Parcel and the Residential Parcels, respectively, provided that with respect to any tax year for which the Land is assessed as improved property, the parties shall adjust such proration to reflect the assessment rates of different types of property (e.g. to reflect the lower percentage of assessed value applicable to the Units as residential property). Such calculation shall also be based upon the most recent ascertainable assessments, tax rates, and multiplier for each permanent index number applicable to the Land and Project. All allocations under this Section 6.1(a) for the year in which the Closing occurs shall be based upon a fraction determined by dividing the number of days elapsed through the Closing Date by 365. General real estate taxes shall be allocated on the same basis at the time that the actual amount of the real estate taxes for the year in question are finally determined. Payments in connection with any allocation of real estate taxes shall be due within ten (10) days of written notice and thereafter shall bear interest at the Interest Rate. The foregoing procedure for allocating taxes shall be followed for each year until a separate tax bill(s) issues for the Hotel Parcel.

(ii) Assessments. If, on the Closing Date, the Land or the Project shall be or shall have been affected by any special assessments, Seller shall be responsible for all such assessments (or, as to assessments which are payable in installments, those installments of such assessments, including interest thereon) due and payable on or prior to the Closing Date (the current installment of which shall be apportioned at the Closing). As between Seller and Purchaser, Purchaser shall be responsible for the payment of all installments (and interest) which become due and payable after the Closing Date and which are allocable to the Hotel Parcel, as determined by Purchaser and Seller as set forth below, and Seller is solely responsible for all such installments of assessments which are payable after the Closing Date, including interest thereon, that are allocable to the Residential Parcels, as determined by Purchaser and Seller as set forth below. Such determinations shall be made based upon a method of allocating such assessments mutually agreed upon by the parties prior thereto that attempts to equitably allocate assessments between the Hotel Parcel and Residential Parcels based upon the best information available to the parties on the date such allocations are made (including, without limitation, any information available from the assessor’s office), but absent such mutual agreement, then pro-rata, based upon the gross square feet (exclusive of parking) in the Hotel Parcel and the Residential Parcels, respectively.

(b) Refunds or credits. All net real estate tax refunds and credits (i.e., after deducting therefrom any reasonable attorneys’ fees and disbursements incurred in obtaining such refunds or credits) attributable to any year prior to the year in which the Closing occurs shall belong to and be the property of Seller; all net refunds and credits attributable to the Hotel Parcel for any year in which the Residential Parcels and the Hotel Parcel are separately taxed shall belong to and be the property of Purchaser; and all net refunds and credits received after the Closing attributable to the year during which the Closing occurs or any other subsequent year before the Residential Parcel and the Hotel Parcel are separately taxed shall be reasonably apportioned between Seller and Purchaser (including allocating the refund to a component to which the refund was intended to apply). Apportionments shall be made pursuant to this subsection (c) employing the same methods as provided for in Section 6.1(a)(i)(B) above for taxes.

(c) Protests prior and subsequent to Closing. The initiation, withdrawal, settlement or compromise of any protest or reduction proceeding affecting real estate taxes or assessments assessed against any portion of the Land or Building prior to the Project components being separately taxed shall be controlled by Seller. Any refund or reduction shall be first applied to pay the costs of obtaining such refund or reduction. For the year in which the Closing occurs and each year thereafter until the Hotel Parcel is separately assessed, if Seller elects to not initiate or participate in a protest or reduction proceeding for any such year, Purchaser may initiate and pursue such a protest or reduction proceeding.

(d) Notification of utilities. Seller shall notify each utility furnishing telephone, steam, electricity, gas or any other utility service to the Building of the transfer of title to the Hotel Parcel contemplated in accordance with this Agreement and shall direct each such utility to bill Seller directly for the charges accruing to the Closing Date and to bill Purchaser for the charges accruing to the Hotel Parcel on and after the Closing Date. Seller shall cause separate meters to be installed for the Hotel Parcel for utility service to the extent provided for in the Final Building Plans.

6.2. Insurance Premiums. Since insurance policies obtained by Seller with respect to the Project will not be assigned to Purchaser, premiums for insurance policies with respect to the Property will not be apportioned. From and after the Closing Date, the parties and their respective successors and assigns shall be responsible for keeping the Project insured in accordance with the terms of the Building Operating Agreement between the respective owners of the Hotel Parcel and the Residential Parcels.

6.3. Certain Closing Costs. Seller shall pay (i) the premium for the Title Policy (but not Purchaser’s Endorsements), (ii) the cost of the Vertical Subdivision Plat and a tax division petition, (iii) the State of Illinois transfer tax, if any, attributable to the transfer of the Hotel Parcel, (iv) the Cook County transfer tax, if any, attributable to the transfer of the Hotel Parcel, and (v) all recording charges incurred or imposed in connection with the Vertical Subdivision Plat and the release of any liens and security interests that are not Permitted Title Exceptions. Purchaser shall pay the transfer tax, if any, imposed by the City of Chicago in connection with the sale of the Hotel Parcel to Purchaser, the title charges for Purchaser’s Endorsements, and all recording charges in connection with the Deed. The parties shall split equally the (A) commission owed the Broker as specified in Section 11.3 and (B) cost of a “New York style” or escrow closing.

6.4. Escrows.

(a) At the time of the Hotel Floors Closing, neither of the two construction hoists for the Project is expected to have been removed. (As set forth in Section 1.4(c), the Hotel Floors Closing will be scheduled such that one hoist will be expected to be removed prior to the time the Hotel is open for business approximately six (6) months after the Hotel Floors Closing; the other hoist is expected to be removed within twelve (12) months after the Hotel Floors Closing.) Two Million Dollars ($2,000,000) ($1,000,000 being the “First Hoist Escrow” and the second $1,000,000 being the “Second Hoist Escrow”) will, therefore, be withheld in escrow by the Title Insurer at the Hotel Floors Closing. If the first hoist to be removed is not removed within six (6) months after the Hotel Floors Closing, Three Thousand Two Hundred Ninety Dollars ($3,290) per each day thereafter until one hoist is removed shall be released to Purchaser from the First Hoist Escrow; upon removal of one hoist, the balance in the First Hoist Escrow shall be released to Seller. With respect to the second hoist to be removed, if such hoist is not removed within six (6) months after the Hotel Floors Closing, Three Thousand Two Hundred Ninety Dollars ($3,290) per each day thereafter until the second hoist is removed shall be released to Purchaser from the Second Hoist Escrow; upon removal of the second hoist, the balance of the Second Hoist Escrow shall be released to Seller.

(b) At the time of the Hotel Floors Closing, an additional One Million Dollars ($1,000,000) (“Entranceway Escrow”; referred to, individually or collectively, with the First Hoist Escrow and the Second Hoist Escrow as an “Escrow”) shall be held in escrow until Seller has performed its obligations under Section 2.3(f) in all material respects. If Seller has not performed its obligations under Section 2.3(f) in all material respects within six (6) months after the Hotel Floors Closing (subject to Force Majeure and Purchaser Delays), then Purchaser may after ten (10) days’ prior written notice to Seller, cure any uncured default by Seller in performing such obligations, in which event Purchaser’s actual costs in curing said default shall be paid to Purchaser from the Entranceway Escrow, and any remaining balance shall be paid to Seller; if Seller timely performs its obligations under Section 2.3(f), upon completion of such performance, the balance in the Entranceway Escrow shall be paid to Seller.

(c) Each Escrow shall be invested in an investment selected by Seller and reasonably satisfactory to Purchaser for the benefit of Seller, except to the extent the principal of the applicable Escrow is insufficient to pay the amount payable to Purchaser under Section 6.4(a) or Section 6.4(b), as applicable. To the extent any Escrow, including interest earned thereon, is insufficient to pay the amount payable to Purchaser under Section 6.4(a) or Section 6.4(b), as applicable, Seller shall pay to Purchaser any insufficiency on demand.

6.5. Pedway. At the Ballroom Closing, Purchaser shall reimburse the Seller for one-half of the cost of constructing the pedway (which will serve the Hotel).

ARTICLE VII

REPRESENTATIONS AND WARRANTIES

7.1. Seller’s Representations and Warranties. Seller represents and warrants to Purchaser that as of the date hereof:

(a) Due Organization. Seller is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Illinois with all necessary power and authority to own its properties and conduct its business as presently conducted.

(b) Valid and Binding Agreement. Seller has all necessary power and authority to execute, deliver and perform this Agreement and this Agreement has been duly authorized by Seller and as executed and delivered by Seller constitutes a valid and binding agreement of Seller enforceable in accordance with its terms and does not violate Seller’s organizational documents.

(c) Consents. All approvals and consents required in order for Seller to enter into and perform this Agreement have been obtained by Seller.

(d) No Violation. Neither the execution and delivery of this Agreement nor the performance of the obligations set forth herein and the consummation of the transactions contemplated hereby will, to Seller’s knowledge, violate any law or conflict with or result in a breach of or constitute a default under any contract, mortgage, deed of trust, indenture, lease or other instrument or agreement, or any order or decree of any court or governmental instrumentality, binding upon Seller.

(e) No Litigation. To Seller’s knowledge, there is no litigation, suit or other legal or administrative proceeding pending or threatened (i) against Seller which may, if determined adversely to Seller, prevent Seller from performing its obligations under this Agreement or (ii) in relation to the Project which would bind or materially affect Purchaser or the Hotel after Closing.

(f) Environmental. Except with respect to matters disclosed in the Existing Environmental Reports, Seller has not received written notice of any currently existing hazardous material contamination of the Land.

(g) Knowledge. The person(s) listed with respect to Sellers in Section 11.1 have primary knowledge of matters related to Seller’s representations, warranties and covenants made in this Agreement.

If Purchaser has actual knowledge prior to a Closing that any representation or warranty by Seller shall be breached and Purchaser, with that knowledge, elects to close, Purchaser shall be deemed to have waived any such breach with respect to such Closing.

7.2. Purchaser’s Representations and Warranties. Purchaser represents and warrants to Seller that as of the date hereof:

(a) Due Organization. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware with all necessary power and authority to own its properties and conduct its business as presently conducted.

(b) Valid and Binding Agreement. Purchaser has all necessary power and authority to execute, deliver and perform this Agreement and this Agreement has been duly authorized by Purchaser and as executed and delivered by Purchaser constitutes a valid and binding agreement of Purchaser enforceable in accordance with its terms and does not violate Purchaser’s organizational documents.

(c) Consents. All approvals and consents required in order for Purchaser to enter into and perform this Agreement have been obtained.

(d) No Violation. Neither the execution and delivery of this Agreement nor the performance of the obligations set forth herein and the consummation of the transactions contemplated hereby will, to Purchaser’s knowledge, violate any law or conflict with or result in a breach of or constitute a default under any contract, mortgage, deed of trust, indenture, lease or other instrument or agreement, or any order or decree of any court or governmental instrumentality, binding upon Purchaser.

(e) No Litigation. There is no litigation, suit or other legal or administrative proceeding pending or, to Purchaser’s knowledge, threatened against Purchaser which may, if determined adversely to Purchaser, prevent Purchaser from performing its obligations under this Agreement.

If Seller has actual knowledge prior to a Closing that any representation or warranty by Purchaser shall be breached and Seller, with that knowledge, elects to close, Seller shall be deemed to have waived any such breach with respect to such Closing.

7.3. Purchaser’s Acknowledgment. Purchaser acknowledges that, except as expressly set forth in this Agreement or in any document delivered by Seller hereunder: (i) neither the Seller nor any agent, employee or other representative of the Seller has made any representation or warranty whatsoever, express or implied, regarding the Land or the Building (including the Hotel and the Hotel Parcel), including representations as to the physical nature or condition of same or the Purchaser’s intended use of the Hotel Parcel and (ii) the sale of the Hotel to Purchaser shall be “AS IS” and is made without any warranties, express or implied, except as expressly set forth in this Agreement or in any document issued by Seller pursuant hereto. Purchaser releases Seller of any claim or action with respect to the physical condition of the Hotel and the Hotel Parcel, except for Seller’s express warranties and obligations under this Agreement or in any document issued by Seller pursuant hereto. Nothing herein shall be deemed to limit or impair the Hotel Construction Warranty.

ARTICLE VIII

DEFAULT; REMEDIES

8.1. Seller’s Default.

(a) Events of Default. Seller shall be deemed to be in default under this Agreement in the event that Seller shall fail to perform any of Seller’s covenants, agreements and obligations under this Agreement in accordance with its terms and such failure shall continue (x) if monetary, for a period of ten (10) days after notice of default from Purchaser, or (y) if non-monetary, for a period of 30 days after such notice from Purchaser (or for such additional period of time (but not beyond an additional sixty [60] days) as may be reasonably necessary if such failure cannot reasonably be cured within said 30 day period, but is reasonably susceptible of being cured), during which period Seller shall have the right to cure or remedy such failure, provided that no notice or cure period shall be applied with respect to Seller’s default in closing on a Closing Date. In no event shall Seller’s inability to cause the Title Policy to be issued be deemed a default by Seller (and in no event shall Seller be obligated to remove or cause the Title Insurer to remove or insure over involuntary liens aggregating in excess of $1,000,000) provided that Purchaser may in such event exercise its rights under Section 4.4 with respect thereto. The foregoing grace and cure periods shall not be deemed to modify Purchaser’s rights to terminate this Agreement pursuant to Section 2.3(e) or Section 3.4 hereof, which rights are exercisable within the time periods respectively set forth in said sections.

(b) Purchaser’s Remedies. In the event a Closing shall fail to occur by reason of any default by Seller under this Agreement, Purchaser shall have the right, at its option, as its sole and exclusive remedy (A) to terminate this Agreement and receive return of the Deposit, or (B) seek, pursue and obtain, to the fullest extent permitted by law, specific performance of Seller’s obligations under this Agreement.

8.2. Purchaser’s Default.

(a) Events of Default. Purchaser shall be deemed to be in default under this Agreement (an “Event of Default”) in the event that Purchaser shall fail to perform any of Purchaser’s covenants, agreements and obligations under this Agreement in accordance with its terms and such failure shall continue (x) if monetary (including the failure of Purchaser to increase the Deposit as specified in Section 1.3) for a period of ten (10) days after notice of default from Seller, or (y) if not described in subsection (x) immediately above, for a period of 30 days after such notice from Seller (or for such additional time (but not beyond an additional sixty [60] days) as may be reasonably necessary if such failure cannot reasonably be cured within said thirty (30) day period, but is reasonably susceptible of being cured), during which period Purchaser shall have the right to cure or remedy such failure, provided that no notice or cure period shall be applicable with respect to Purchaser’s default in closing on a Closing Date.

(b) Seller’s Remedies.

(i) In the event that an Event of Default by Purchaser shall occur prior to the First Increased Deposit Date, then Purchaser shall be liable to Seller for Seller’s damages in connection with such termination in the maximum amount of the sum (“First Damage Cap”) of (x) the Deposit and (y) Thirty-Six Million Dollars ($36,000,000). In such event, Seller may draw upon Deposit to compensate Seller for its damages and may additionally bring an action for damages against Purchaser to collect any actual damages in excess of the amount of the Deposit up to the First Damage Cap.

(ii) In the event that an Event of Default by Purchaser shall occur on or after the First Increased Deposit Date but prior to the Second Increased Deposit Date, then Purchaser shall be liable to Seller for Seller’s damages in connection with such termination in the maximum amount of the sum (“Second Damage Cap”) of (x) the Deposit and (y) Eighteen Million Dollars ($18,000,000). In such event, Seller may draw upon Deposit to compensate Seller for its damages and may additionally bring an action for damages against Purchaser to collect any actual damages in excess of the amount of the Deposit up to the Second Damage Cap.

(iii) In the event that an Event of Default by Purchaser shall occur on or after the Second Increased Deposit Date, Seller’s sole and exclusive remedy shall be to terminate this Agreement and retain, as liquidated damages, the Deposit (the “Liquidated Damages”). In view of the difficulty of accurately ascertaining the actual loss and damages which Seller will suffer by reason of this transaction not closing, commencing on the Second Increased Deposit Date the Liquidated Damages provided for in this Subsection 8.2(b)(iii) are hereby fixed and agreed by the parties as the agreed upon liquidated damages (and not a penalty) that the parties acknowledge reflects a reasonable estimate of damages and that the parties agree that Purchaser shall pay by reason of Purchaser’s Event of Default. Without limiting the foregoing, the parties agree that the Hotel includes a ballroom and other substantial facilities which Seller would not otherwise have constructed in a residential building and which cannot readily be reused by Seller.

8.3. Recovery of Litigation Costs. In the event any dispute between the parties to this Agreement shall result in litigation or other proceeding, the prevailing party shall be entitled to collect from the non-prevailing party all reasonable costs and expenses, including without limitation reasonable attorneys’ fees and disbursements, incurred by the prevailing party in connection with such litigation or other proceeding and any appeal thereof. Such costs, expenses, fees and disbursements shall be included in and made a part of the judgment recovered by the prevailing party, if any. This provision shall survive termination of this Agreement.

8.4. Post-Closing Obligations. The foregoing provisions of this Article VIII shall not relieve the parties from liability with respect to their respective post-closing obligations.

ARTICLE IX

CONDEMNATION AND CASUALTY

9.1. Condemnation.

(a) Condemnation and Termination. If, on or prior to a Closing Date, all or any portion of the Hotel Parcel (excluding a portion of the Hotel Parcel which has already been acquired by Purchaser) which would prevent or substantially impair the intended operations of Hotel is taken by eminent domain or is the subject of a pending material taking which has not yet been consummated, Seller shall notify Purchaser of such fact promptly after obtaining knowledge thereof, and either party shall have the right to terminate this Agreement by giving notice to the other not later than sixty (60) days after the giving of Seller’s notice, in which event neither party shall have any further obligation hereunder, except for obligations which survive termination of this Agreement.

(b) No Termination of Agreement. If neither party elects to terminate this Agreement as described in Section 9.1(a), (i) there shall be no abatement of the Purchase Price, (ii) any of the conditions set forth in this Agreement that cannot be satisfied solely by reason of such condemnation shall be deemed waived by the applicable party to the extent directly affected by such condemnation and (iii) Seller shall assign and transfer to Purchaser at the Closing all awards previously made and the rights of Seller to (and Purchaser shall be entitled to receive and keep) all awards to be made for the taking of the Hotel Parcel (or such portion thereof as is then being conveyed) or any portion thereof or any interest therein.

9.2. Damage or Destruction.

(a) Restoration. In the event that the Building, or any part thereof, shall be damaged or destroyed by fire or any other casualty (“Casualty”) prior to the Closing, Seller shall promptly give Purchaser written notice of such event and, at Seller’s sole cost and expense, shall restore the Building or the portions thereof that shall have been damaged or destroyed and shall complete any portion of the Project that shall be incomplete, so that on the Closing Date Seller shall have achieved Substantial Completion of Seller’s Work (with respect to the portion of the Hotel being acquired on such Closing Date), provided that Seller’s Lender makes available insurance proceeds for restoration in accordance with this Section 9.2 and such insurance proceeds are adequate to complete such restoration. If such proceeds are not made available or are not adequate, then Seller shall have the right to terminate this Agreement by giving notice to Purchaser not later than thirty (30) days after Seller has knowledge that such insurance proceeds will not be made available or are inadequate. Additionally, if restoration cannot reasonably be completed by the sooner of (x) the Outside Closing Date as extended by Force Majeure in connection with such Casualty and (y) nine months after the Outside Closing Date determined without extension for such Casualty, then either party shall have the right to terminate this Agreement by giving notice to the other not later than thirty (30) days after such Casualty occurs, and in either such event the Deposit shall be returned to Purchaser and neither party shall have any further obligations hereunder, except for obligations which survive termination of this Agreement.

(b) Postponement of Closing. In the event neither Seller nor Purchaser terminates pursuant to Section 9.2(a), the Closing may be postponed by Seller in the event of any Casualty for such reasonable period of time as may be necessary to complete restoration to the extent required under Section 9.2(a).

9.3. No Recision. No termination of this Agreement under Section 9.1 or Section 9.2 shall impair or otherwise affect any Closing that has already occurred under this Agreement.

ARTICLE X

NON-COMPETITION AGREEMENTS

10.1. Purchaser Non-Compete. Purchaser agrees not to sell Hotel Suites as individual units (whether marketed as residential condominium units, hotel condominium units or otherwise) until the first to occur of (x) eighty percent (80%) of the Units to be located on the Condominium Parcel are subject to binding sales contracts (which, for purposes of this Article X, shall mean contracts which are no longer subject to any right of rescission or finance or other contingency) or (y) eighteen (18) months after the date of this Agreement. After the sale of Hotel Suites as individual units is permitted pursuant to the preceding sentence, the Hotel Suites must be marketed and sold solely as furnished hotel condominium units for not less than Seven Hundred Dollars ($700) per saleable square foot and the purchaser of the Hotel Suite must have the option to enter into a management contract for the rental of the Hotel Suite as part of the operation of the Hotel. The restrictions set forth in the immediately preceding sentence shall expire on the first to occur of (i) ninety percent (90%) of the Units to be located on the Condominium Parcel are subject to binding sales contracts and (ii) the date thirty (30) months after the date of this Agreement; provided, however, that the Hotel Suites must continue to be marketed only as furnished hotel condominium units until the first to occur of (A) ninety-five percent (95%) of the Units to be built on the Condominium Parcel are subject to binding sales contracts and (B) five (5) years from the date of this Agreement. At Seller’s election, the Deed for the Hotel Suite Floors shall expressly be made subject to such restrictions.

10.2. Seller Non-Compete. Seller shall not convert other components of the Project to use as a hotel until such time (after opening of the Hotel) as the Hotel ceases to be used as a hotel, provided that nothing herein shall prohibit (i) leasing of furnished apartments for periods of thirty (30) days or more as part of a corporate leasing program, (ii) leasing of up to four (4) furnished apartments at any one time for guests of residents of Seller or its affiliates, or (iii) construction of a ballroom, meeting space or similar facilities in the podium of the Project to be used in connection with a hotel not otherwise located in the Project.

ARTICLE XI

INTERPRETATION; MISCELLANEOUS

11.1. Interpretation. In this Agreement, unless otherwise specified, (a) singular words include the plural and plural words include the singular; (b) defined terms which include a number of constituent parts, things or elements shall be construed as referring separately to each constituent part, thing or element thereof, as well as to all such constituent parts, things or elements as a whole; (c) words importing any gender include the other gender; (d) references to any party include such party’s successors and permitted assigns; (e) references to any statute or other provision of law include all applicable rules, regulations and orders adopted or made thereunder and all statutes or other laws amending, consolidating or replacing the statute or law referred to; (f) references to any agreement or other document, including this Agreement, include all subsequent amendments thereto or hereto or other modifications thereof or hereof entered into in accordance with the provisions thereof or hereof; (g) the words “include“ and “including“ and words of similar import shall be deemed to be followed by the words “without limitation”; (h) the words “hereto“, “hereof“, “hereunder“ and words of similar import, refer to this Agreement in its entirety; (i) any words or expressions of duty or obligation used in this Agreement shall be given the same force and effect as though made in the form of covenants; (j) references to Articles, Sections, paragraphs, Exhibits and Schedules are to the Articles, Sections, paragraphs, Exhibits and Schedules of this Agreement; (k) numbering and headings of Articles, Sections, paragraphs, Exhibits and Schedules are inserted as a matter of convenience and shall not affect the construction of this Agreement and in no way define, describe or limit the scope or intent of this Agreement or of any of the provisions hereof; (l) all Exhibits and Schedules to this Agreement are incorporated herein by this reference thereto as if fully set forth herein, and all references herein to this Agreement shall be deemed to include all such incorporated Exhibits and Schedules; (m) “Seller’s knowledge“, or words of similar import, as used herein, shall mean the current, actual knowledge of Joel Carlins and David Carlins, without independent investigation or inquiry; and (n) “Purchaser’s knowledge,” or words of similar import, as used herein, shall mean the current, actual knowledge of Cory Warning and Tim Taylor, without independent investigation or inquiry.

11.2. Assignment. Neither party shall assign this Agreement or its rights and obligations hereunder without the prior written consent of the other party, which consent shall be in such other party’s sole discretion. Notwithstanding the foregoing, (i) Seller may, simultaneously with the conveyance of the Land to a single-purpose entity owned by or affiliated with Seller, assign its rights and obligations under this Agreement to such entity, (ii) Seller may assign this Agreement to Seller’s Lender and (iii) Purchaser may require that the Hotel be conveyed at Closing to a direct or indirect subsidiary or Affiliate of Purchaser. Upon any assumption contemplated hereunder, there shall be privity of estate between the non-assigning party and such transferee, provided the non-assigning party shall have no duty to recognize the assigning party’s permitted transferee hereunder unless all of the assigning party’s obligations hereunder accruing and unperformed prior to the effective date of such assignment are performed.

11.3. Broker. Seller and Purchaser each represents and warrants to the other that it has not dealt with any broker, except for U.S. Equities Realty, Inc. (“Broker”) who the parties have agreed to pay (fifty percent [50%] each) a commission at Closing in the aggregate amount of Five Hundred Fifty Thousand Dollars ($550,000) (to be divided between the Ballroom Closing and the Hotel Floors Closing pro rata in proportion to the Ballroom Purchase Price and the Hotel Floor Purchase Price), in this transaction and each agrees to hold harmless the other and indemnify the other from and against any and all damages, costs or expenses (including but not limited to reasonable attorneys’ fees and disbursements) suffered by the indemnified party as a result of acts of the indemnifying party that would constitute a breach of its representation and warranty in this Section 11.3.

11.4. Survival of Representations, Warranties, Indemnities and Covenants. The provisions of this Agreement that contemplate (either expressly or implied) performance after a Closing or after a termination of this Agreement shall survive a Closing or any such termination and shall not be deemed to be merged into or waived by any documents executed and delivered at such Closing; provided, however, that the representations and warranties contained herein (excluding the Hotel Construction Warranty) shall survive the applicable Closing and the execution and delivery of the Deed for only a period of six (6) months following the applicable Closing Date (“Survival Period”) and no action based thereon shall be commenced after the expiration of the Survival Period as to any claim or suspected claim that is not made by notice to the other party prior to the expiration of the Survival Period. Any rights a party may have hereunder in the event such party terminates this Agreement pursuant to the terms hereof shall survive such termination.

11.5. Integration; Waiver. This Agreement, together with the Schedules and Exhibits attached hereto, embodies and constitutes the entire understanding between the parties with respect to the transactions described herein or contemplated hereunder, and all prior agreements, understandings, representations and statements, oral or written, are superseded by and merged into this Agreement. Neither this Agreement nor any provision hereof may be waived, modified, amended or discharged except by an instrument signed by the party against whom the enforcement of such waiver, modification, amendment or discharge is sought and then only to the extent set forth in such instrument. Neither party hereto has relied upon any statement or representation made by any other party or person or on any state of facts which is not expressly set forth in this Agreement. No waiver by either party hereto of any failure or refusal by the other party to comply with its obligations hereunder shall be deemed a waiver of any other or subsequent failure or refusal to so comply. Any information disclosed by Seller on any exhibit or schedule shall be deemed disclosed as required on any other exhibit or schedule.

11.6. Governing Law; Waiver of Jury Trial; Consent to Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Illinois, without regard to its principles of conflicts of laws. THE PARTIES HERETO HEREBY WAIVE TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT THEY MAY HAVE TO TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF THIS AGREEMENT. Seller and Purchaser each hereby submits to the exclusive jurisdiction of the courts of the State of Illinois in the case of any action, suit or proceeding commenced with respect to this Agreement by Seller, Purchaser or any of their respective affiliates, waiving the right of any jurisdiction by reason of their present or future domicile.

11.7. Binding Effect. Subject to the provisions of Section 11.2, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

11.8. Severability. If any term or provision of this Agreement or the application thereof to any persons or circumstances shall, to any extent, be invalid or unenforceable, the remainder of this Agreement or the application of such term or provision to persons or circumstances other than those as to which it is held invalid or unenforceable shall not be affected thereby, and each term and provision of this Agreement shall be valid and enforced to the fullest extent permitted by law.

11.9. Notices. Any notice, request, demand, consent, approval, and other communications provided for under this Agreement shall be in writing and shall be deemed duly given or made at the time and on the date when personally delivered as shown on a receipt therefor (which shall include delivery by a nationally recognized overnight delivery service) or three (3) Business Days after being mailed by prepaid certified mail, return receipt requested, to the address for each party set forth below, or one day following transmission by telecopier machine with electronic confirmation of receipt (the original of such notice to be sent thereafter by courier or mail service, provided that the failure to so confirm by courier or mail service shall not affect the validity of telecopier notice where alternate evidence of receipt by the intended recipient exists), in each case to the party listed below at the respective addresses and telecopier numbers stated below or at such other or additional offices of which a party listed below shall have notified the party giving such notice in accordance with this Section 11.09.

To Seller:

Lakeshore East LLC

c/o Magellan Development Group, Ltd.

303 E. Wacker Drive, Suite 2750

Chicago, IL 60601

Attention: Joel M. Carlins and David Carlins

Facsimile No.: 312-642-2773

with a copy to:

Katten Muchin Rosenman LLP

525 W. Monroe Street

Chicago, IL 60661

Attention: Mark C. Simon, Esq.

Facsimile No.: 312-577-4517

To Purchaser:

Strategic Hotel Funding, L.L.C.

77 West Wacker Drive, Suite 4600

Chicago, Illinois 60601

Attention: Laurence Geller

Facsimile No.:

with a copy to:

Perkins Coie LLP

131 S. Dearborn Street

Chicago, IL 60603

Attention: Phillip Gordon, Esq.

Facsimile No.: 312-324-9400

Any notice to be given by any party hereto may be given by the counsel for such party.

11.10. Counterparts. This Agreement may be executed in counterparts, each of which shall be an original and all of which counterparts taken together shall constitute one and the same agreement. Signatures by telecopy on this Agreement shall be valid and given equal force and effect as ink signatures.

11.11. Estoppel Certificate. At the request of the other party, each party will provide a certificate that this Agreement is unmodified (except as stated in such certificate) and in full force and effect and as to the absence of known defaults under this Agreement.

11.12. Additional Agreements; Further Assurances. Subject to the terms and conditions herein provided, each of the parties hereto agrees to execute, acknowledge and deliver such documents as the other party shall reasonably request to consummate and make effective the transactions described in this Agreement, provided that the execution and delivery of such documents by such party shall not result in any additional liability or cost to such party.

11.13. Construction. The parties acknowledge that each party and its counsel have reviewed and revised this Agreement and that the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Agreement or any amendment, schedule or exhibit hereto. Nothing in this Agreement is intended to or shall create or confer any right, remedy or claim in any person not a party to this Agreement, nor shall any insurer be entitled, by subrogation or otherwise, to rely on, enforce or make a claim based on this Agreement except against its own insured in accordance with the terms of the policy between it and its insured.

11.14. Relationship of the Parties. Nothing in this Agreement shall cause the relationship between Seller and Purchaser to constitute a partnership or joint venture, it being acknowledged by the parties that their sole relationship is that of bona fide seller and purchaser of the real property in accordance with the terms of this Agreement.

11.15. No Recordation. Neither party shall record this Agreement or any memorandum hereof without the prior written consent of the other party.

ARTICLE XII

LIST OF DEFINED TERMS

Definition	Page
Acceptable Letter of Credit	3
Agreement	1
Apartment Parcel	1
Architect	2
Ballroom Closing Notice	4
Ballroom Purchase Price	2
Ballroom/Lobby/Support Areas	1
Broker	28
Building	1
Building Design Plans	5
Building Operating Agreement	14
Business Day	4
Casualty	26
Closing	3
Closing Date	3
Condominium Parcel	1
Construction Commencement Date	7
Construction Condition Precedent	12
Construction Loan	3
Construction Loan Closing	3
Deed	17
Deposit	3
Earnest Money Letter of Credit	3
Event of Default	25
Existing Environmental Reports	17
Final Building Plans	5
Finish Standards	6
First Damage Cap	25
First Hoist Escrow	21
First Increased Deposit Date	3
Force Majeure	8
General Contract	6
General Contractor	6
hereof	28
hereto	28
hereunder	28
Hotel	1
Hotel Construction Warranty	13
Hotel Parcel	1
Hotel Purchase Price	2
Hotel Spaces	14
Hotel Suite	1
Hotel Suite Floors	1
Hotel-Related Project Components	1
include	28
including	28
Interest Rate	9

Labor Covenant	10
Land	1
Legal Requirements	12
Liquidated Damages	25
Modified Raw Shell Condition	7
Objection	16
Outside Completion Date	7
Parking Spaces	2
Permitted Title Exceptions	11, 15
Plans	2
Project	1
Purchase Price	2
Purchaser	1
Purchaser Delays	8
Purchaser’s Endorsements	15
Purchaser’s knowledge	28
Purchaser’s Plan Approval	5
Purchaser’s Plan Approval Rejection Notice	5
Purchaser’s Title Notice	15
Purchaser’s Work	9
Residential Parcels	1
Scheduled Completion Date	7
Second Damage Cap	25
Second Hoist Escrow	21
Second Increased Deposit Date	3
Seller	1
Seller’s Election Period	15
Seller’s knowledge	28
Seller’s Title Notice	15
Seller’s Work	2, 7
Substantial Completion	7
Substantial Completion Certificate	7
Survey	14
Survival Period	29
Title Insurer	14
Title Policy	11, 14
Title Report	14
Title Review Period	15
Units	1
Vertical Subdivision Plat	13

IN WITNESS WHEREOF, each party hereto has caused this Agreement of Purchase and Sale to be duly executed on its behalf on the day and year first above written.

SELLER:

LAKESHORE EAST, LLC, an Illinois limited liability company

By:	/s/ David Carlins
Name:	David Carlins
Title:

PURCHASER:

STRATEGIC HOTEL FUNDING, L.L.C., a Delaware limited liability company

By:	/s/ Laurence Geller
Name:	Laurence Geller
Title:	President and Chief Executive Officer